ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER ENDED JUNE 30, 2004

In this Management’s Discussion and Analysis (MD&A) of operating results and financial position, the terms “we”, “us”, and “our” refer to Rogers Cable Inc.

This discussion should be read in conjunction with our 2003 Annual MD&A and our 2003 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (GAAP). Please refer to Note 23 to our 2003 Annual Consolidated Financial Statements for a summary of differences between Canadian GAAP and United States (U.S.) GAAP.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements concerning the future performance of our business, our operations and financial performance and condition. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including technological change, economic conditions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary substantially from what we currently foresee. We are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the risks and uncertainty discussions in our 2003 Annual MD&A.

COMPANY OVERVIEW

We are Canada’s largest cable television company, serving close to 2.3 million basic subscribers, representing approximately 29% of the basic cable subscribers in the country. We provide digital cable services to approximately 589,700 households and Internet service to approximately 851,400 subscribers at June 30, 2004.

We have highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Our Ontario cable systems, which comprise approximately 90% of our 2.3 million basic cable subscribers, are concentrated in and around three principal clusters (i) the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Our New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of our subscribers.

Through our technologically advanced broadband networks, we offer a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At June 30, 2004, 99% of the homes passed in our service areas had digital cable available and 96% of the homes passed were two-way addressable. We also offer videocassette, digital video disc (DVD) and video game sales and rentals through Rogers Video, Canada’s second largest chain of Video stores. There were 282 Rogers Video stores at June 30, 2004, many of which provide customers with the additional ability to purchase cable and wireless products and services, to pay their cable television, Internet or Rogers Wireless Communications Inc. (“Rogers Wireless” or “RWCI”) bills and to pick up or return digital cable and Internet equipment.

COMPANY STRATEGY

As stated in our 2003 Annual MD&A, our overall business strategy is to maximize our revenue, operating income and return on invested capital by leveraging our technologically advanced cable network to meet the information, entertainment and communications needs of our subscribers. We remain committed to our strategy and believe the financial and operating results of the three and six months ended June 30, 2004 reflect continued progress against our stated strategies.

In addition, on February 12, 2004, together with our parent, Rogers Communications Inc. (“RCI”), we announced an initiative to deploy an advanced broadband Internet Protocol (“IP”) multimedia network to support primary line voice-over-cable telephony and other new telephony services across our cable service areas beginning in mid 2005.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2003 Annual MD&A. While these key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (ARPU);

•	Subscriber counts;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing cost per gross subscriber addition.

We also refer to three other non-GAAP measures used in the various financial tables and discussions throughout this MD&A. The related definitions and reconciliations to GAAP measures of these items are as follows:

Operating profit

Operating profit, which is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, writedown of investments, dividend income, the change in the fair value of derivative instruments and investment and other income (loss). Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results and is often referred to in the industry as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. It is intended to measure our ability to invest in PP&E, incur or service debt and allow us to compare ourselves to peers and competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating profit margin

We calculate operating profit margin by dividing operating profit by revenue. This measure is not a defined term under GAAP.

Property, Plant and Equipment (PP&E) Expenditures

PP&E expenditures included in the Consolidated Statements of Cash Flows comprise the additions to PP&E on a cash basis. The additions to PP&E based on the accrual basis represents PP&E that we actually took title to in the period. Accordingly, for purposes of comparing PP&E outlays, we believe that additions to PP&E on the accrual basis best reflect our cost of PP&E in a period, and provide a more accurate determination for purposes of period-to-period comparisons. Our discussion of additions to PP&E as found in the section titled “PP&E Expenditures” is presented on the accrual basis. This measure is not a defined term under GAAP.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time-to-time, we enter into agreements with RCI and its subsidiaries as well as with other related parties that we believe are mutually advantageous to us and our affiliates.

Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost sharing and services agreements.

We are also party to agreements with Rogers Wireless and Rogers Media Inc. (“Rogers Media”). Rogers Wireless provides us with sales support and distribution services for certain of our products and services. We also distribute products and services of Rogers Wireless through our Rogers Video stores. We purchase advertising and programming from Rogers Media and in turn sell television advertising to them.

We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. See the “Intercompany and Related Party Transactions” section in the 2003 Annual MD&A for details with respect to these arrangements. In addition, see the “Intercompany and Related Party Transactions” section below for a summary of significant intercompany transactions for the three and six months ended June 30, 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is made with reference to our 2003 Annual Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. These estimates are based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We have identified the accounting policies and estimates outlined below as critical to an understanding of our business operations and of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this MD&A and a detailed discussion of these critical accounting policies can be found in our 2003 Annual MD&A.

Our Audit Committee reviews our accounting policies and all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion of the application of these and other accounting policies and estimates, see our 2003 Annual MD&A and Note 2 to our 2003 Annual Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us in the six months ended June 30, 2004 follows below.

Our critical accounting policies and estimates are as follows:

•	Revenue Recognition;

•	Allowance for Doubtful Accounts;

•	Subscriber Acquisition Costs;

•	Costs of Subscriber Retention;

•	Capitalization of Direct Labour and Overhead;

•	Depreciation and Amortization Policies and Useful Lives;

•	Asset Impairment;

•	Contingencies; and

•	Related Party Transactions.

Significant changes to policies and estimates since December 31, 2003 are discussed below.

NEW ACCOUNTING STANDARDS

In the six months ended June 30, 2004, we have adopted the following new accounting standards:

GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

We have reviewed this new standard, and as a result have adopted a classified balance sheet presentation since we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within our Consolidated Statement of Cash Flows, we have reclassified the change in non-cash working capital items related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing our PP&E expenditures on the Statement of Cash Flows, compared to our previous method, by $1.9 million and $6.1 million in the three months ended June 30, 2004 and 2003, respectively, and increasing our PP&E expenditures by $28.6 million and $26.8 million in the six months ended June 30, 2004 and 2003, respectively, with a corresponding change in both periods to non-cash working capital items within operating activities.

With the adoption of these two changes, which are further described in the Notes to the Consolidated Financial Statements herein, we believe our accounting policies and financial statements comply with this new standard.

Accounting for Derivative Instruments

We use predominantly cross-currency interest rate exchange agreements (“swaps”) to manage the cash flow risks associated with the fluctuations in foreign exchange rates relating to our U.S. dollar-denominated debt. We do not enter into such swaps for speculative purposes.

Prior to January 1, 2004, we accounted for these swaps as hedges of the fluctuations in foreign exchange rates relating to approximately 81.1% of our U.S. dollar-denominated debt. Under hedge accounting, the foreign exchange gains and losses arising on the translation of the U.S. dollar-denominated debt at the end of each accounting period were hedged by the equal and offsetting foreign exchange gains and losses relating to the swaps which were designated as hedges. Effective January 1, 2004, as required by GAAP, we adopted Accounting Guideline 13 “Hedging Relationships” (“AcG-13”) which established new accounting standards for derivative instruments and hedging activities. Upon adoption of AcG-13 on January 1, 2004, we determined that our swaps did not meet all of the documentation and effectiveness criteria for hedge accounting. Although these swaps did not meet the criteria under AcG-13 to be accounted for as hedges, the swaps continued to meet their intended economic purpose to manage the fluctuations in foreign exchange rates. As a result, effective January 1, 2004, as required by AcG-13, we discontinued hedge accounting for our swaps and began to mark these swaps to market which resulted in recording the fair value of the swaps on the consolidated balance sheet and the change in the fair value of the swaps from period-to-period in the Consolidated Statement of Income. This change in accounting resulted in a transitional asset of $69.5 million being recorded on January 1, 2004, representing the difference between the fair value and the carrying value of the swaps on January 1, 2004 and which is being amortized to income over the remaining life of the related debt. In addition, the implementation of AcG-13 resulted in the recording from January 1, 2004 of the unrealized foreign exchange gain or loss on translation of the U.S. dollar-denominated debt that was previously hedged as a component of the foreign exchange gain (loss) in the Consolidated Statement of Income.

During the six months ended June 30, 2004, the accounting for swaps on a mark-to-market basis resulted in the recognition in the Consolidated Statement of Income of an unrealized gain relating to the change in the fair value of the swaps of $39.8 million, the amortization of the transitional asset of $3.8 million and the recognition of a loss relating to the unrealized foreign exchange on the debt previously hedged of $54.8 million.

During the three months ended March 31, 2004, we completed certain re-financing transactions of our long-term debt which also included unwinding certain of its swaps and entering into new swaps to economically hedge the foreign currency risk associated with the refinanced debt. These refinancing transactions caused us to re-evaluate the accounting for our swaps under AcG-13. During the second quarter of 2004, we undertook all of the steps necessary to meet the documentation and effectiveness criteria for hedge accounting for 96.8% of our swaps. Accordingly, effective July 1, 2004, we designated US$1,533.4 million notional amount of our swaps as hedges against fluctuations in foreign exchange on US$1,533.4 million of U.S. dollar-denominated debt and we applied hedge accounting for these swaps from that date. A transitional liability arising on the change from mark-to-market accounting to hedge accounting relating to these swaps of $20.9 million is being amortized to income over the shorter of the remaining life of the debt and the term of the swaps. Subsequent to July 1, 2004, there are US$50.0 million notional amount of swaps which will continue to be accounted for on a mark-to-market basis. In addition to the impact of no longer marking the swaps that had been designated as hedges for accounting purposes to market, the impact of this change will be to reduce amortization expense by $2.8 million for the remainder of 2004.

We have chosen to apply hedge accounting under the new accounting rules to approximately 96.8% of our swaps because we believe that hedge accounting more closely reflects the economic results of our policy of managing the risks inherent with the fluctuations in foreign exchange rates on our U.S. dollar-denominated debt. In addition, the application of hedge accounting does not result in the recording in income of unrealized gains and losses on translation of the U.S. dollar-denominated debt which is economically hedged by the existence of swaps nor does hedge accounting result in the recognition in income of unrealized gains and losses relating to the change in the fair values of the swaps. Both of these accounting results would otherwise be required to be recorded in income, thereby increasing volatility in our earnings, under mark to market accounting for swaps. Had we applied hedge accounting for the six months ended June 30, 2004, our loss would have been decreased by $20.9 million.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires us to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, we determined the fair value of options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. Stock-based compensation expense for the three months and six months ended June 30, 2004 was $2.2 million and $3.7 million, respectively.

Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards including CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and classification of revenue and expenses have been made:

▪	Installation fee revenue from both new connects and reconnects net of discounts are deferred and amortized over the estimated life of the subscriber which we have determined based on churn, transfers of service and moves to be approximately four years. Installation costs up to the amount of installation revenue earned from new connects and reconnects are also deferred and amortized over the estimated life of the subscriber. At June 30, 2004, the revenue deferred with respect to installations is $4.3 million and costs deferred are $2.9 million.

▪	Revenue and cost on the sale of customer-premises equipment are recognized immediately, consistent with our historical practice.

▪	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

▪	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

The effect of this adoption on our results and on our key performance indicators is as follows:

(in millions of dollars, except	Three months ended June 30,				Six months ended June 30,
Cable operating profit margin)	2004		2003		2004		2003
	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$474.8	$473.6	$434.4	$429.4	$947.9	$942.0	$867.4	$857.4

Sales and marketing expenses	$58.3	$59.5	$48.7	$49.0	$117.7	$119.3	$97.5	$98.0
Operating, general and administrative expenses	207.1	203.3	195.2	189.9	417.3	408.4	389.8	379.2
Operating profit	167.3	168.7	157.8	157.8	333.6	335.0	311.0	311.0
Core cable ARPU	$45.28	$45.02	$42.84	$42.11	$45.44	$44.97	$42.64	$41.91

Cable operating profit margin	42.0%	42.4%	42.6%	43.2%	41.8%	42.2%	42.3%	42.9%

SUMMARY CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2004

For purposes of this discussion, our revenue has been classified according to the following categories:

• Core cable, which includes revenue derived from: (a) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties, and (b) digital cable service, consisting of digital channel service fees, including premium and specialty service subscription fees, pay-per-view (“PPV”) service fees, interactive television service fees, video-on-demand (“VOD”) and revenue earned on the sale of and rental of digital set-top terminals;

• Internet, which includes service revenues from residential and commercial Internet access service and modem sale and rental fees; and

• Rogers Video, which includes the sale and rental of videocassettes, DVDs, video games and confectionary, as well as commissions Rogers Video earns while acting as an agent to sell other Rogers’ services, such as wireless, Internet and digital cable.

Our operating expenses are segregated into four categories for assessing business performance:

• Cost of Video store sales, which is composed of Rogers Video store merchandise and depreciation related to the acquisition of video, DVD and game rental assets;

• Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs such as sales support and commissions and costs of operating, advertising and promoting the Rogers Video store chain;

• Operating, general and administrative expenses which include all other expense incurred to operate: (a) the monthly contracted payments for the acquisition of programming paid directly to programming suppliers as well as to copyright collectives and the Canadian Programming Production funds; (b) Internet interconnectivity and usage charges and the cost of operating our e-mail service; (c) technical service expenses, which includes the costs of operating and maintaining our cable networks as well as certain customer service activities ranging from installations to repair; (d) customer care expenses, which include the costs associated with customer order-taking and billing inquiries; (e) community television expenses, which are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche; (f) other general and administrative expenses, and (g) expenses related to the national management of the Rogers Video stores; and

• Management fees paid to RCI.

Summarized Consolidated Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2004	2003	% Chg	2004	2003	% Chg
Operating revenue(1)
Core cable	$306.9	$291.0	5.5	$617.0	$579.8	6.4
Internet	91.8	79.2	15.9	181.6	154.6	17.5

Total cable revenue	398.7	370.2	7.7	798.6	734.4	8.7
Video Stores	76.9	65.1	18.1	150.8	134.7	12.0
Intercompany eliminations	(0.8)	(0.9)	—	(1.5)	(1.7)	—

Total operating revenue	474.8	434.4	9.3	947.9	867.4	9.3
Operating expenses(1)
Cost of Video Stores sales	36.9	29.5	25.1	69.9	62.7	11.5
Sales and marketing expenses	58.3	48.7	19.7	117.7	97.5	20.7
Operating, general and administrative expenses	207.1	195.2	6.1	417.3	389.8	7.1
Management fees	9.5	8.6	10.5	19.0	17.1	11.1
Intercompany eliminations	(0.8)	(0.9)	—	(1.5)	(1.7)	—

Total operating expense	311.0	281.1	10.6	622.4	565.4	10.1
Operating profit(2)
Cable	167.3	157.8	6.0	333.6	311.0	7.3
Video Stores	6.0	4.1	46.3	10.9	8.1	34.6
Management fees	(9.5)	(8.6)	—	(19.0)	(17.1)	—

Total operating profit	163.8	153.3	6.8	325.5	302.0	7.8
Depreciation and amortization	117.5	121.2	(3.1)	236.2	240.5	(1.8)

Operating income	46.3	32.1	44.2	89.3	61.5	45.2
Interest expense	60.8	60.2	1.0	120.9	118.8	1.8
Foreign exchange (gain) loss	39.6	(16.3)	—	59.2	(33.3)	—
Loss on repayment of long-term debt	—	5.9	—	18.0	5.9	—
Writedown of investments	0.5	—	—	0.5	—	—
Change in the fair value of derivative instruments	(21.5)	—	—	(39.8)	—	—
Investment and other (income) expense	(0.8)	(1.3)	—	0.4	(3.4)	—
Income tax expense	1.8	1.7	5.9	2.8	4.1	—

Loss	$(34.1)	$(18.1)	—	$(72.7)	$(30.6)	—

Loss per share, basic and diluted	$(0.16)	$(0.09)	—	$(0.33)	$(0.15)	—
PP&E expenditures(3)	$126.5	$114.8	10.2	$218.1	$213.0	2.4
Cable operating profit margin(4)	42.0%	42.6%		41.8%	42.3%
Video Stores operating profit margin(4)	7.8%	6.3%		7.2%	6.0%

Total(4)	34.5%	35.3%		34.3%	34.8%

(1)	As reclassified - see the “New Accounting Standards – Revenue Recognition” section.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit” section.

(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

(4)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit Margin” section.

Cable operating highlights and significant developments for the second quarter of 2004 included:

•	Total operating revenue increased 9.3% and total operating profit increased 6.8% in the second quarter of 2004, as compared to the corresponding period in 2003.

•	We had quarterly growth in revenue generating units (“RGUs”) of 35,600 driven by growth in Internet subscribers of 22,900 and digital cable household growth of 26,500, offset by a net loss in basic subscribers of 13,800. The second quarter is historically a seasonally weak quarter for basic subscriber levels largely due to the commencement of summer breaks at colleges and universities. This is also the case but to a lesser extent for Internet net additions.

This was magnified somewhat this quarter as a result of the ‘double cohort’ class of this past year.

•	In the quarter, we launched ‘Rogers Hi-Speed Internet Extreme’ service with a 5 Megabits per second modem setting, for a faster Internet experience. We further expanded our suite of Internet access products during the quarter with the launch of Rogers Hi-Speed Internet Ultra-lite service, offering speeds capped at 64 kilobits per second for occasional Internet users who have minimal requirements for bandwidth or multiple email boxes.

•	We added to our rich ‘Rogers on Demand’ suite of products with the introduction of ‘The Movie Network OnDemand’, a subscription Video-on-Demand (“SVOD”) service, and also launched availability of a High Definition version of our successful Personal Video Recorder (“PVR”) product.

•	We launched 10 new digital sports and multicultural channels during the quarter, building on our position as the premium provider of sports programming and further securing our position as offering customers more multicultural content than any other television provider in Canada.

•	Subsequent to the end of the second quarter, 2004, we launched our powerful new broadband Internet offering that is co-branded with Yahoo! Inc. Our multi-year alliance with Yahoo was announced in January 2004.

•	We recorded a loss of $34.1 million in the three months ended June 30, 2004 compared to a loss of $18.1 million in the corresponding period in 2003. The primary reasons for the $16.0 million increase in the loss were a $14.2 million increase in operating income, combined with the recognition of an $21.6 million gain attributable to the change in the fair value of derivative instruments, which was more than offset by a change in foreign exchange, which went from a gain of $16.3 million in the second quarter of 2003 to a loss of $39.6 million.

Cable Revenue and Subscribers

	Three Months Ended June 30,				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Homes passed					3,248.5	3,175.0	73.5	2.3
Basic cable subscribers					2,252.2	2,255.0	(2.8)	(0.1)
Basic cable, net losses	(13.8)	(14.8)	1.0	6.8	(17.2)	(15.4)	(1.8)	11.7
Core cable ARPU $	45.28	42.84	2.44	5.7	45.44	42.64	2.80	6.6
Internet subscribers					851.4	716.1	135.3	18.9
Internet, net additions	22.9	26.4	(3.5)	(13.3)	60.8	76.7	(15.9)	(20.7)
Internet (Residential) ARPU $	36.19	37.63	(1.44)	(3.8)	36.51	37.79	(1.28)	(3.4)
Digital terminals in service					681.2	518.9	162.3	31.3
Digital terminals, net additions	32.9	25.4	7.5	29.5	67.6	62.7	4.9	7.8
Digital households					589.7	456.9	132.8	29.1
Digital households, net additions	26.5	22.3	4.2	18.8	54.5	55.4	(0.9)	(1.6)
VIP customers					682.4	624.3	58.1	9.3
VIP customers, net additions	5.5	13.6	(8.1)	(59.6)	20.8	31.3	(10.5)	(33.5)

Core Cable Revenue

Core cable revenue, which accounted for 64.6% of total revenues in the three month period ended June 30, 2004, totalled $306.9 million, a $15.9 million or 5.5% increase over 2003. Analog cable service increased year-over-year by $7.7 million due to price increases in August 2003. The remaining $8.2 million increase is primarily attributable to the growing number of subscriptions to our digital cable services and programming.

Core cable average monthly revenue per subscriber was $45.28 in the second quarter of 2004, an increase from $42.84 in the corresponding period of 2003. We ended the quarter with 681,200 digital terminals in 589,700 households, increases of 31.3% and 29.1%, respectively, over the prior year. At June 30, 2004, the penetration of digital households as a percentage of basic households was 26.2%, up from penetration at June 30, 2003 of 20.3%. The growth of digital cable subscribers, as well as of Internet subscribers as discussed below, was supported by continued growth in the number of subscribers purchasing a bundled offer combining all or some analog cable, digital cable Internet and Wireless. As of June 30, 2004, approximately 217,500 of these bundles had been sold, up significantly from approximately 127,500 bundle subscriptions at the end of June 2003.

Our analog cable service offering includes three expanded analog channel groupings called tiers in addition to our basic cable offering. At June 30, 2004, 81.1% of basic cable service customers also subscribed to one or more tier services, compared to 81.6% at June 30, 2003. We ended the quarter with approximately 682,400 customers who subscribe to multiple services and participate in our high-value customer loyalty program, which we refer to as the Rogers “VIP” program.

Internet Revenue

Internet revenue for the three months ended June 30, 2004 was $91.8 million, representing growth of $12.6 million, or 15.9%, from the corresponding period in 2003 reflecting the 18.9% increase in the number of Internet subscribers. Average revenue per residential Internet subscriber per month for the three month period ended June 30, 2004 was $36.19, a modest decrease from $37.63 for the corresponding 2003 period, due to increased promotional offers as well as an increase in the number of lower revenue Internet Lite customers. Year-over-year, the Internet subscriber base has grown by 135,300 resulting in 37.8% Internet penetration of basic cable households, and 26.2% Internet penetration as a percentage of cable homes passed. The reported number of Internet subscribers in the periods presented includes scheduled pending connections.

Video Stores Revenue

Rogers Video stores revenue in the three months ended June 30, 2004 grew by $11.8 million, or 18.1%, to $76.9 million, from the corresponding period in 2003, driven by a combination of a 13.5% increase in same store revenues and an increase in the number of stores at June 30, 2004 to 282 compared to 273 at June 30, 2003. (“Same stores” are stores that were open for a full year in both 2004 and 2003). The strong sales results as compared to 2003 are attributable to an increase in the number of highly popular titles made available in the quarter coupled with the fact 2003 second quarter results were relatively soft. At the end of June 2004, many of the Rogers Video stores were integrated Rogers Video stores that offered access to a wide variety of cable and wireless products and services, in addition to the core video and DVD rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2004	2003	% Chg	2004	2003	% Chg
Cable operating expenses:(1)
Sales and marketing expenses	28.4	20.6	37.9	56.1	40.5	38.5
Operating, general and administrative expenses	203.0	191.8	5.8	408.9	382.9	6.8

Total Cable operating expenses	231.4	212.4	8.9	465.0	423.4	9.8
Video Stores operating expenses
Cost of sales	36.9	29.5	25.1	69.9	62.7	11.5
Sales and marketing expenses	29.9	28.1	6.4	61.6	57.0	8.1
Operating, general and administrative expenses	4.1	3.4	20.6	8.4	6.9	21.7

Total Video Stores operating expenses	70.9	61.0	16.2	139.9	126.6	10.5
Management fees	9.5	8.6	10.5	19.0	17.1	11.1
Intercompany eliminations	(0.8)	(0.9)	—	(1.5)	(1.7)	—

Operating expenses	311.0	281.1	10.6	622.4	565.4	10.1

(1) As reclassified – see the “New Accounting Standards – Revenue Recognition and Classification” section.

Total operating expenses of $311.0 million increased $29.9 million, or 10.6%, from $281.1 million in the corresponding period of 2003. The year-over-year increase in operating expenses is directly attributable to the growth in Internet subscribers combined with increasing penetration of digital cable.

Our Cable sales and marketing expense increased by $7.8 million, or 37.9%, in the three month period ended June 30, 2004, compared to the corresponding period in the prior year primarily related to increases in advertising and promotion activity associated with our Internet and digital cable products.

Our Cable operating, general and administrative expenses increased by $11.2 million, or 5.8%, in the three months ended June 30, 2004, compared to the corresponding period in the prior year. This growth related principally to increased costs of programming associated with the growth in digital cable subscribers, the adoption of stock option expensing, increased costs associated with servicing a growing base of digital cable and Internet subscribers, and costs related to the cable telephony initiative. Excluding stock option expense and costs related to the telephony initiative, operating, general and administrative expenses were up 4.4% in the three months ended June 30, 2004 as compared to the prior year.

The Rogers Video store cost of sales increased by $7.4 million as compared to the corresponding period in 2003, due to the increased number of locations and higher sales volumes. The growth in locations, from 273 stores at June 30, 2003 to 282 stores at June 30, 2004, was the primary factor for the increase in sales and marketing expenses, which includes the cost of operating the stores. Operating, general and administrative expenses for Video increased marginally by $0.7 million, as Video incurred higher costs related to functions such as information technology and human resources.

Operating Profit

For the three months ended June 30, 2004, consolidated Cable operating profit grew by $10.5 million, or 6.8%, over the same period in 2003, from $153.3 million to $163.8 million. Contributing to this growth, total Cable operating profit increased by $9.5 million, or 6.0%, as the revenue growth from the increases in digital and Internet penetration and the impact of price increases in 2003 exceeded the overall increases in operating expenses. Video operating profit increased by $1.9 million, or 46.3%, as revenue growth outpaced cost growth reflecting strong sales growth, operating efficiencies and improved margins on the sale of products.

The revenue and expense changes described above resulted in the Cable operating margin declining modestly year-over-year to 42.0% in the three months ended June 30, 2004, compared to 42.6% in the corresponding period of 2003. Excluding the impact of stock option expense and cable telephony costs, the margin was 42.7%. Video operating margins grew to 7.8% in the three month period ended June 30, 2004 from 6.3% in the corresponding period of the prior year.

Reconciliation of Operating Profit to Loss

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the second quarter ended June 30, 2004 Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended June 30,				Six Months Ended June 30,
(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg
Operating profit(1)	163.8	153.3	10.5	6.8	325.5	302.0	23.5	7.8
Depreciation and amortization	117.5)	(121.2)	3.7	(3.1)	(236.2)	(240.5)	4.3	(1.8)

Operating income	46.3	32.1	14.2	44.2	89.3	61.5	27.8	45.2
Interest expense	(60.8)	(60.2)	(0.6)	1.0	(120.9)	(118.8)	(2.1)	1.8
Foreign exchange (gain) loss	(39.6)	16.3	(55.9)	—	(59.2)	33.3	(92.5)	—
Change in the fair value of derivative instruments	21.5	—	21.5	—	39.8	—	39.8	—
Dividend income	—	1.5	(1.5)	—	—	2.9	(2.9)	—
Loss on repayment of long-term debt	—	(5.9)	5.9	—	(18.0)	(5.9)	(12.1)	—
Writedown of investments	(0.5)	—	(0.5)	—	(0.5)	—	(0.5)	—
Other income (expense)	0.8	(0.2)	1.0	—	(0.4)	0.5	(0.9)	—
Income tax expense	(1.8)	(1.7)	(0.1)	—	(2.8)	(4.1)	1.3	—

Loss for the period	(34.1)	(18.1)	(16.0)	—	(72.7)	(30.6)	(42.1)	—

(1) As previously defined. See the “Key Performance Indicators and non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense in the second quarter of 2004 was $117.5 million, a decrease of $3.7 million from $121.2 million in the second quarter of 2003. Increased depreciation expense, directly attributable to increased PP&E expenditures, and the resultant higher asset levels associated with this PP&E spending in previous years, was more than offset by declining amortization related to deferred costs. With the reduction of PP&E expenditures in the past two fiscal years, the increases in depreciation expense are becoming less significant.

Operating Income

Operating income, as defined under Canadian GAAP, for the three months ended June 30, 2004 increased to $46.3 million, an increase of $14.2 million, or 44.2%, from the $32.1 million earned in the corresponding period of 2003. The items to reconcile operating income to net income are as follows:

Interest on Long-Term Debt

Interest expense, including intercompany interest, in the three months ended June 30, 2004, was relatively unchanged as compared to the three months ended June 2003 as debt levels for the periods were relatively unchanged.

Foreign Exchange Gain (Loss)

The Canadian dollar, in relation to the U.S. dollar, weakened in the second quarter of 2004. Accordingly, we recorded a loss of $39.6 million compared to a gain of $16.3 million in the second quarter of 2003 related to both realized and unrealized foreign exchange gains and losses, primarily as a result of the translation of the U.S. dollar-denominated long-term debt at the spot foreign exchange rate on June 30, 2004 due to the discontinuation of accounting for our cross-currency interest rate exchange agreements as hedges on January 1, 2004.

Change in Fair Value of Derivative Instruments

Effective January 1, 2004, we determined that we would not record our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements as effective hedges for accounting purposes in accordance with ACG-13. This change in accounting policy has been adopted on a prospective basis as described in Note 1 to the second quarter 2004 Consolidated Financial Statements.

Based on this determination, we record the change in the fair market value of our derivative instruments as income or expense depending on the change in the fair value of our cross-currency interest rate exchange agreements. For the three months ended June 30, 2004, the change in the fair value of our cross-currency interest rate exchange agreements resulted in a gain of $21.5 million.

Write-down of Investments

During the quarter, we reviewed the carrying value of our investments and determined a write-down of $0.5 million was required.

Income Taxes

Income taxes for the three months ended June 30, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

As discussed in the “Key Performance and Non-GAAP Measures” section, our comparison of PP&E expenditures is based on the accrual basis as this reflects PP&E that we actually took title to in the period.

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly-capital intensive. We categorize our PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons between the PP&E expenditures of different cable companies. Under these industry definitions, PP&E expenditures fall into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrade and rebuild, which includes the costs to modify or replace existing coax, fibre network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended June 30,			Six Months Ended June 30,
	2004	2003	% Chg	2004	2003	% Chg
(In millions of dollars)
Customer premises equipment	55.0	42.1	30.6	93.7	78.5	19.4
Scaleable infrastructure	28.8	16.9	70.4	44.5	25.1	77.3
Line extensions	11.7	9.1	28.6	23.0	20.6	11.7
Upgrade and rebuild	13.6	26.9	(49.4)	25.0	55.3	(54.8)
Support capital	14.8	17.4	(14.9)	26.6	29.1	(8.6)

Core Cable PP&E expenditures	123.9	112.4	10.2	212.8	208.6	2.0
Video Stores PP&E expenditures	2.6	2.4	8.3	5.3	4.4	20.5

Rogers Cable PP&E expenditures	126.5	114.8	10.2	218.1	213.0	2.4

For the three months ended June 30, 2004, PP&E expenditures increased $11.7 million, or 10.2%, from the corresponding period in 2003, to total $126.5 million. The significant factors driving the increase were spending on CPE which increased by $12.9 million and is related to the growth in digital terminals purchased in the three months ended June 30, 2004 and the increased mix of higher priced PVR and HDTV digital terminals. Scaleable infrastructure increased by $11.9 million, of which $5.9 million was primarily related to spending on the voice-over-cable telephony initiative. These increases were somewhat offset by reduced spending on upgrades and rebuild of $13.2 million. As at June 30, 2004, approximately 65% of our network was upgraded to 860MHz, as compared to approximately 28% at June 30, 2003, and we anticipate reaching our target of 85% of the network upgraded to 860MHz by the end of 2004.

EMPLOYEES

We had approximately 5,530 full time equivalent employees at June 30, 2004, an increase of 60 from 5,470 at December 31, 2003. The increased staff levels are spread across a number of operating areas including resources dedicated to the cable telephony project.

SIX MONTHS ENDED JUNE 30, 2004

Operating revenue growth of 9.3% to $947.9 million for the six months ended June 30, 2004 was the result of consistent quarterly revenue growth as compared to 2003. While the growth was relatively consistent in both quarters of 2004 as compared to 2003, the level of growth at Cable declined in the second quarter due to basic subscriber losses and the impact of Internet promotional discounts related to new acquisitions. Video store revenues in the second quarter of 2004 were up by 4.1% over the first quarter of 2004 due to increased numbers of locations and strong titles for sale and rental. The reduction in growth of revenues at Cable was offset by the strong Video revenue results.

Operating expense levels increased at a relatively consistent level over the six month period, increasing by 10.1% in the six months ended June 30, 2004 as compared to the corresponding period in 2003 and largely attributable to digital and internet subscriber growth.

The combination of growth in revenue and operating expenses resulted in an increase in operating profit of 7.8% to $325.5 million for the six months ended June 30, 2004 as compared to the corresponding period in 2003.

The loss for the six months ended June 30, 2004 was $72.7 million compared to a loss of $30.6 million for the corresponding period in 2003. The primary reasons for the increase in the loss were a $27.8 million increase in operating income combined with the recognition of a $39.8 million gain in the change in the fair value of derivative instruments, which was more than offset by a change in foreign exchange, which went from a gain of $33.3 million in the six months ended June 30, 2003 to a loss of $59.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adding back all non-cash items such as depreciation and amortization to the loss for the period, increased to $117.6 million in the three month period ended June 30, 2004 from $108.7 million in the corresponding period of 2003. The $8.9 million increase is mainly the result of the $10.5 million increase in operating profit.

Taking into account the changes in non-cash operating items for the three months ended June 30, 2004, cash generated from operations increased by $5.4 million to $125.8 million compared to $120.4 million in the corresponding period of 2003. There were no other sources of funds in the three months ended June 30, 2003.

Net funds used during the three months ended June 30, 2004 totalled approximately $159.0 million, the significant elements of which were as follows:

•	To fund PP&E expenditures net of proceeds, of $127.3 million;

•	To fund additions to video rental inventory of $13.7 million; and

•	To fund the capital distribution to RCI of $18.0 million.

In total, we used $33.3 million of funds in the three months ended June 30, 2004. Taking into account the $48.8 million of cash on hand at the beginning of the period, the cash balance at the end of June 30, 2004 was $15.5 million.

We expect operating profit to increase, however given that we expect to continue to incur significant PP&E expenditures, we anticipate generating a net cash shortfall in 2004. We believe we will have sufficient capital resources to satisfy our cash funding requirements in 2004, taking into account cash from operations and the amount that is available under our $1.075 billion amended and restated bank credit facility.

Financing

Our long-term financial instruments are described in Note 10 to the 2003 Annual Consolidated Financial Statements. Financing activity during the three months ended June 30, 2004 is outlined below.

The percent of U.S. dollar-denominated debt economically hedged increased during the six-month period due to the establishment of an aggregate US$525.0 million notional amount of new cross-currency interest rate exchange agreements.

During the six-month period June 30, 2004, the following financings and redemptions were completed:

On February 23, 2004, we redeemed the $300.0 million aggregate principal amount of our 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount, which together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

On March 11, 2004, we completed a private placement in an aggregate principal amount of US$350.0 million 5.50% Senior Secured Priority Notes due 2014.

The terms of our bank credit facility generally impose the most restrictive limitations on our operations and activities as compared to our debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to operating profit. We are currently in compliance with all of the covenants under our respective debt instruments and expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at June 30, 2004, we could have borrowed approximately $1.85 billion, of which $1.075 billion could have been borrowed under our bank credit facility, including $400.0 million available under Tranche B of our bank credit facility for the repayment of debt maturing in 2005. In addition, we had $15.5 million of cash on hand at June 30, 2004.

On April 28, 2004, Standard & Poor’s placed the ratings on all of the Rogers companies on “Credit Watch with negative implications” because of AWE’s decision to explore the monetization of its 34% stake in Rogers Wireless. S&P currently rates Rogers Wireless on a stand-alone basis which would revert to a consolidated basis if AWE sold its 34% stake. In addition, if a Rogers company purchased AWE’s 34% stake in Rogers Wireless and there was a material increase in debt as a result, then ratings could be lowered by S&P. The previous ratings for Rogers Cable’s senior secured and subordinated debt respectively were BBB- with a negative outlook and BB- with a negative outlook respectively. Ratings by Moody’s did not change.

We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

As a result of the financing activity described above, our consolidated economic hedged position changed as noted below at June 30, 2004 compared to December 31, 2003

		June 30,		December 31,
(in millions of dollars)		2004		2003
U.S. dollar-denominated long-term debt	US	$1,655.2	US	$1,305.2
Hedged with cross-currency interest rate exchange agreements	US	$1,583.4	US	$1,058.4
Hedged exchange rate		1.4234		1.4798
Percent hedged		95.7%		81.1%
Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$1,583.4	US	$1,058.4
at US $ fixed rate of		7.55%		8.44%
to Cdn $ fixed rate of		8.50%		9.40%
on Cdn $ principal of	Cdn	$2,253.8	Cdn	$1,566.2
Amount of long-term debt at fixed rates:
(based on the hedged exchange rate)
Total long-term debt	Cdn	$2,800.2	Cdn	$2,671.9
Total long-term debt at fixed rates	Cdn	$2,800.2	Cdn	$2,635.9
Percent of long-term debt fixed		100.0%		98.7%
Weighted average interest rate on long-term debt		8.52%		8.93%

     As discussed in “New Accounting Standards” (b) “Accounting for Derivative Instruments”, effective July 1, 2004, the Company will account for 96.8% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 92.6% of U.S. dollar-denominated debt will be hedged for accounting purposes versus 95.7% on an economic basis.

The weighted average interest rate of consolidated long term debt decreased by 0.41% from December 31,2003 year end largely due to the debt refinancing that took place during the six month period ended June 30, 2004. Cdn.$300 million of 9.650% debt was redeemed and U.S. $350 million of 6.20% debt was issued.

DIVIDENDS AND DISTRIBUTIONS

In January 2004, RCI directed us to establish, and we adopted, a distribution policy to distribute $6.0 million of cash per month to RCI beginning in January 2004. During the three and six months ended June 30, 2004, we distributed $18.0 million to RCI in each quarter under this distribution policy as a reduction in the stated capital of our Class B Common shares. This distribution is permitted under all agreements governing our outstanding indebtedness. As a result of this distribution, the stated value of the Class B Common shares has been reduced.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
RCI:
Management fees	$9,497	$8,589	$18,958	$17,149
Interest on notes payable	—	734	—	2,851
Interest related to capital leases	7	62	14	124
Cost of shared operating expenses	19,579	18,655	39,711	38,353
Additions to PP&E	3,252	1,693	5,363	2,915

	32,335	29,733	64,046	61,392
Rogers Cable Investments Limited:
Dividends earned	—	(1,548)	—	(2,984)
Dividends paid	—	1,548	—	2,984

	—	—	—	—
RWCI:
Wireless services	769	491	1,642	887
Wireless products and services for resale	5,218	3,060	7,014	5,527
Transmission facilities	(110)	(110)	(220)	(220)
Rent expense	1,013	929	2,024	1,831
Consolidated billing services	588	348	1,164	634
Subscriber activation commissions and customer service	(3,705)	(1,916)	(8,501)	(4,357)

	3,773	2,802	3,123	4,302
Media:
Access fees	(1,574)	(1,417)	(3,030)	(2,833)
Advertising and production costs	532	1,180	980	1,275
Sales commissions	283	168	565	442
Programming fees	5,201	4,668	10,389	9,199

	4,442	4,599	8,904	8,083
Other:
Programming fees paid to related broadcasters	4,006	3,969	9,133	8,164

	4,006	3,969	9,133	8,164

	$44,556	$41,103	$85,206	$81,941

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three and six months ended June 30, 2004 the total amounts paid by us to these related parties for commissions paid on premiums for insurance aggregated $0.3 million and $0.3 million (2003 - $0.1 million and $0.2 million respectively).

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements are summarized in our 2003 Annual MD&A, and are further discussed in Note 10 and Note 19 of the 2003 Annual Consolidated Financial Statements. There have been no significant changes to our contractual obligations since December 31, 2003.

Quarterly summary 2003 and 2002 - reclassified

	2004			2003
(In thousands of dollars)	Q1	Q2	June-04 YTD	Q1	Q2	Q3	Q4	FY03
Operating revenue (1)	$473,074	$474,846	$947,920	$432,998	$434,386	$445,646	$475,092	$1,788,122
Cost of video store sales	32,977	36,901	69,878	33,176	29,494	29,041	38,227	129,938
Sales and marketing expenses	59,289	58,332	117,620	48,814	48,686	50,366	58,977	206,843
Operating, general and administrative expenses (1)	209,622	206,319	415,943	193,720	194,328	198,652	201,167	787,867
Management fees	9,462	9,497	18,958	8,560	8,589	8,823	9,413	35,385
Other expense (recovery)	—	—	—	—	—	—	—	—
Depreciation and amortization	118,702	117,465	236,167	119,346	121,164	122,938	118,602	482,050

Operating income	43,022	46,332	89,354	29,382	32,125	35,826	48,706	146,039
Interest:
Long-term debt	(60,257)	(60,676)	(120,933)	(56,426)	(59,512)	(61,816)	(60,049)	(237,803)
Notes payable to Rogers Communications Inc.	(7)	(7)	(14)	(2,110)	(734)	(14)	(9)	(2,867)

	(17,242)	(14,351)	(31,593)	(29,154)	(28,121)	(26,004)	(11,352)	(94,631)
Loss on repayment of long-term debt	(18,013)	—	(18,013)	—	(5,945)	—	—	(5,945)
Foreign exchange gain (loss)	(19,624)	(39,606)	(59,230)	16,991	16,345	1,506	14,460	49,302
Change in the fair value of derivative instruments	18,349	21,483	39,832	—	—	—	—	—
Writedown of investment	—	(494)	(494)	—	—	—	—	—
Dividend income	—	—	—	1,436	1,548	1,504	—	4,488
Investment and other income (expense)	(1,024)	644	(381)	618	(251)	(271)	(612)	(516)

Loss before income taxes	(37,554)	(32,324)	(69,879)	(10,109)	(16,424)	(23,265)	2,496	(47,302)
Income taxes	1,044	1,772	2,815	2,379	1,706	1,735	1,721	7,541

Net income (Loss) for the period	$(38,598)	$(34,096)	$(72,694)	$(12,488)	$(18,130)	$(25,000)	$775	$(54,843)

Earnings (Loss) per share - basic and diluted	$(0.18)	$(0.16)	$(0.33)	$(0.06)	$(0.09)	$(0.12)	$0.00	$(0.27)
PP&E expenditures (2)	91,575	126,510	218,085	98,270	114,774	122,081	174,437	509,562
Property, plant and equipment	2,572,827	2,586,579	2,586,579	2,539,134	2,535,420	2,537,760	2,595,761	2,595,761
Total assets	3,807,140	3,784,166	3,784,166	3,778,003	3,809,317	3,759,285	3,720,087	3,720,087
Total long-term debt, including current portion	3,191,603	3,218,404	3,218,404	2,889,889	2,940,878	2,989,353	3,049,377	3,049,377
Shareholder’s equity	615,537	565,762	565,762	888,116	868,439	769,933	670,710	670,710

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002
(In thousands of dollars)	Q1	Q2	Q3	Q4	FY02
Operating revenue (1)	$384,586	$394,218	$409,235	$426,515	$1,614,554
Cost of video store sales	28,014	29,412	30,243	33,666	121,335
Sales and marketing expenses	42,753	47,709	52,870	50,312	193,644
Operating, general and administrative expenses (1)	182,505	181,030	186,352	186,208	736,095
Management fees	7,588	7,728	8,040	8,389	31,745
Other expense (recovery)	—	—	—	5,850	5,850
Depreciation and amortization	117,573	122,078	119,265	125,308	484,224

Operating income	6,153	6,261	12,465	16,782	41,661
Interest:
Long-term debt	(39,919)	(50,408)	(58,512)	(59,806)	(208,645)
Notes payable to Rogers Communications Inc.	(3,484)	—	—	(1,203)	(4,687)

	(37,250)	(44,147)	(46,047)	(44,227)	(171,671)
Loss on repayment of long-term debt	—	(20,088)	(792)	—	(20,880)
Foreign exchange gain (loss)	(593)	2,394	(3,663)	(1,228)	(3,090)
Change in the fair value of derivative instruments	—	—	—	—	—
Writedown of investment	(2,000)	(7,500)	—	(1,636)	(11,136)
Dividend income	1,243	1,316	1,439	1,449	5,447
Investment and other income (expense)	187	(1,216)	(1,931)	(927)	(3,887)

Loss before income taxes	(38,413)	(69,241)	(50,994)	(46,569)	(205,217)
Income taxes	2,370	(115,043)	(16,575)	(17,139)	(146,387)

Net income (Loss) for the period	$(40,783)	$45,802	$(34,419)	$(29,430)	$(58,830)

Earnings (Loss) per share - basic and diluted	$(0.19)	$0.20	$(0.16)	$(0.14)	$(0.29)
PP&E expenditures (2)	134,329	167,625	163,460	185,457	650,871
Property, plant and equipment	2,398,331	2,448,580	2,537,760	2,556,847	2,556,847
Total assets	3,683,778	3,875,543	3,759,286	3,806,778	3,806,778
Total long-term debt, including current portion	2,634,888	2,782,167	2,989,351	2,904,737	2,904,737
Shareholder’s equity	1,048,890	1,093,376	769,935	902,041	902,041

(1) Effective January 1, 2004, we adopted new accounting standards regarding the timing of revenue recognition and classification of certain items as revenue or expense. See the “New Accounting Standards – Revenue Recognition” details with respect to the impact of this reclassification. All prior periods presented above are prepared on a consistent basis.

(2) Additions to property, plant and equipment as stated on the accrual basis. See the “Key Performance Indicators and Non-GAAP Measures – Property, Plant and Equipment” section.

ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars except per share data)	2004	2003	2004	2003
Operating revenue (Note 1(d))	$474,846	$434,386	$947,920	$867,384
Cost of video store sales	36,901	29,494	69,878	62,671
Sales and marketing expenses (Note 1(d))	58,332	48,686	117,620	97,500
Operating, general and administrative expenses (Note 1(d))	206,319	194,328	415,943	388,047
Management fees	9,497	8,589	18,958	17,149
Depreciation and amortization	117,465	121,164	236,167	240,510

Operating income	46,332	32,125	89,354	61,507
Interest:
Long-term debt	(60,676)	(59,512)	(120,933)	(115,931)
Notes payable to Rogers Communications Inc.	(7)	(734)	(14)	(2,851)

	(14,351)	(28,121)	(31,593)	(57,275)
Loss on repayment of long-term debt	—	(5,945)	(18,013)	(5,945)
Foreign exchange gain (loss)	(39,606)	16,345	(59,230)	33,336
Change in the fair value of derivative instruments	21,483	—	39,832	—
Writedown of investment	(494)	—	(494)	—
Dividend income	—	1,548	—	2,984
Investment and other income (expense)	644	(251)	(381)	367

Loss before income taxes	(32,324)	(16,424)	(69,879)	(26,533)
Income tax expense	1,772	1,706	2,815	4,085

Loss for the period	$(34,096)	$(18,130)	$(72,694)	$(30,618)

Loss per share - basic and diluted (Note 4)	$(0.16)	$(0.09)	$(0.33)	$(0.15)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
Cash provided by (used in):
Operating activities:
Loss for the period	$(34,096)	$(18,130)	$(72,694)	$(30,618)
Adjustments to reconcile loss for the period to net cash flows from operating activities:
Depreciation and amortization	117,465	121,164	236,167	240,510
Video movie depreciation	17,102	14,598	31,835	31,116
Loss on repayment of long-term debt	—	5,945	18,013	5,945
Unrealized foreign exchange (gain) loss	38,566	(14,528)	57,815	(30,697)
Change in the fair value of derivative instruments	(21,483)	—	(39,832)	—
Writedown of investments	494	—	494	—
Loss (gain) on sale of property, plant and equipment	(514)	(367)	461	(107)

	117,534	108,682	232,260	216,149
Change in:
Non-cash working capital items (Note 1(a) and 7)	8,147	11,673	5,136	(26,857)

	125,681	120,355	237,396	189,292

Financing activities:
Issuance of long-term debt	—	634,367	860,050	728,367
Repayment of long-term debt	(11)	(396,527)	(733,023)	(396,584)
Premium on repayment of long-term debt	—	(5,073)	(14,475)	(5,073)
Financing costs incurred	—	(6,221)	(7,766)	(6,221)
Capital distribution to Rogers Communications Inc.	(18,000)	—	(36,000)	—
Issue of notes payable to Rogers Communications Inc.	—	—	—	9,000
Repayment of notes payable to Rogers Communications Inc.	—	(150,000)	—	(213,500)
Dividends paid	—	(1,548)	—	(2,984)

	(18,011)	74,998	68,786	113,005

Investing activities:
Property, plant and equipment expenditures (Note 1(a) and 7)	(128,400)	(120,894)	(246,723)	(239,883)
Additions to video rental inventory	(13,744)	(12,107)	(28,325)	(24,746)
Proceeds on sale of property, plant and equipment	1,170	571	1,379	800

	(140,974)	(132,430)	(273,669)	(263,829)

Increase (decrease) in cash and cash equivalents	(33,304)	62,923	32,512	38,468
Cash and cash equivalents (deficiency), beginning of period	48,841	(20,759)	(16,975)	3,696

Cash, end of period	$15,537	$42,164	$15,537	$42,164

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information, see note 7.
See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	June 30,	December 31,
(in thousands of dollars)	2004	2003
Assets
Current assets
Accounts receivable	$82,332	$86,229
Cash and cash equivalents	15,537	—
Other current assets	70,212	67,855

	168,081	154,084
Property, plant and equipment	2,586,579	2,595,761
Goodwill	926,445	926,445
Other intangible assets	260	520
Investments	304	799
Deferred charges	101,804	41,529
Morgages and loans	505	740
Other long-term assets	188	209

	$3,784,166	$3,720,087

Liabilities and Shareholder’s Equity
Liabilities
Current liabilities
Bank advances	$—	$16,975
Accounts payable and accrued liabilities	282,425	317,463
Current portion of long-term debt (Note 2)	389,507	682
Current portion of fair value of derivative instruments	31,692	—
Due to parent and affiliated companies	7,884	10,782
Unearned revenue	43,805	32,305

	755,313	378,207
Long-term debt (Note 2)	2,268,869	2,671,170
Fair value of derivative instruments	194,222	—

	3,218,404	3,049,377
Shareholder’s equity (Note 3)	565,762	670,710

	$3,784,166	$3,720,087

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Consolidated Statements of Deficit

	June 30,	June 30,
(in thousands of dollars)	2004	2003
Deficit, beginning of the period	$(1,953,743)	$(1,894,412)
Adjustment for change in accounting for stock based compensation (note 1(c))	(2,939)	—

Adjusted deficit	$(1,956,682)	$(1,894,412)
Loss for the period	(72,694)	(30,618)
Dividends on preferred shares	—	(2,984)

Deficit, end of the period	$(2,029,376)	$(1,928,014)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2004 and 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of the Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements with the exception of the following policies adopted in the six months ended June 30, 2004:

(a)	GAAP Hierarchy

In June 2003, the Canadian Institute of Chartered Accountants (“CICA”) released Handbook Section 1100, “Generally Accepted Accounting Principles”. Previously, there had been no clear definition of the order of authority for sources of GAAP. This standard established standards for financial reporting in accordance with Canadian GAAP and applies to our 2004 fiscal year. This section also provides guidance on sources to consult when selecting accounting policies and appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

The Company has reviewed this new standard, and as a result has adopted a classified balance sheet presentation since it believes the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

In addition, within the Company’s Consolidated Statement of Cash Flows, it has reclassified the change in non-cash working capital items related to PP&E, to PP&E expenditures under investing activities. This change had the impact of increasing our PP&E expenditures on the Statement of Cash Flows, compared to the previous method, by $1.9 million and $6.1 million in the three months ended June 30, 2004 and 2003, respectively, and increasing the Company’s PP&E expenditures by $28.6 million and $26.8 million in the six months ended June 30, 2004 and 2003, respectively, with a corresponding change in both periods to non-cash working capital items within operating activities.

(b)	Hedging relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and it will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the

Company determined that it would not account for its derivative instruments, including cross-currency interest rate exchange agreements and forward foreign exchange agreements, as hedges for accounting purposes.

As a result, the Company has adjusted the carrying value of these instruments from $198.3 million at December 31, 2003 to the fair value of $267.8 million on January 1, 2004. The corresponding adjustment of $69.5 million has been deferred and will be amortized into income over the remaining life of the underlying debt instruments.

Effective July 1, 2004, the Company determined that on a prospective basis, it will treat certain designated cross-currency interest rate exchange agreements as hedges of specific debt instruments and will account for these in accordance with AcG-13. A transitional liability arising on the change from mark-to-market accounting to hedge accounting of $20.9 million will be amortized to income over the shorter of the remaining life of the debt and the term of the swaps. The impact of this change will be to reduce amortization expense by $2.8 million for the remainder of 2004.

(c)	Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP requires the Company to calculate the fair value of stock-based compensation awarded to employees and to expense the fair value over the vesting period of the stock options. In accordance with the transition rules, the Company determined the fair value of stock options granted to employees since January 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening retained earnings in the amount of $2.9 million, representing the expense for the 2002 and 2003 fiscal years. The offset to the retained earnings is an increase in contributed surplus. Stock based compensation expense of $2.2 million and $3.7 million has been recorded for the three and six months ended June 30, 2004 respectively.

(d)	Revenue Recognition

Effective January 1, 2004, we adopted new Canadian accounting standards, based on the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

As a result of the adoption of these new accounting standards, the following changes to the recognition and the classification of revenue and expenses have been made:

▪	Installation fee revenue from both new connects and reconnects net of discounts are deferred and amortized over the estimated life of the subscriber which we have determined based on churn, transfers of service and moves to be approximately four years. Installation costs up to the amount of installation revenue earned from reconnects are also deferred and amortized over the estimated life of the subscriber. At June 30, 2004, the revenue deferred with respect to installations is $4.3 million and costs deferred are $2.9 million.

▪	Revenue and cost on the sale of customer-premises equipment are recognized immediately, consistent with the Company’s historical practice.

▪	Gross proceeds from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense.

▪	Certain other recoveries from subscribers related to collections activities are now recorded in revenue rather than as a recovery of operating, general and administrative expenses.

The effect of this adoption is as follows:

	Three months ended June 30,				Six months ended June 30,
	2004		2003		2004		2003
(in millions of dollars)	After	Prior to	After	Prior to	After	Prior to	After	Prior to
	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption	Adoption
Operating revenue	$474.8	$473.6	$434.4	$429.4	$947.9	$942.0	$867.4	$857.4

Sales and marketing expenses	$58.3	$59.5	$48.7	$49.0	$117.7	$119.3	$97.5	$98.0
Operating, general and administrative expenses	207.1	203.3	195.2	189.9	417.3	408.4	389.8	379.2
Operating profit	167.3	168.7	157.8	157.8	333.6	335.0	311.0	311.0

These changes in accounting classification of prior periods had no effect on the amounts of reported operating profit, net income (loss) or earnings (loss) per share of the prior periods, as the change related to installation fee revenue was applied on a prospective basis.

2.	Long-term Debt:

		Interest	June 30,	December 31,
(in thousands of dollars)		Rate	2004	2003
(i)	Bank credit facilities	Floating	$—	$36,000
(ii)	Senior Secured Second Priority Notes, due 2005	10%	388,847	376,777
(iii)	Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	466,830	452,340
(v)	Senior Secured Second Priority Notes, due 2013	6.25%	466,830	452,340
(vi)	Senior Secured Second Priority Notes, due 2014	5.5%	466,830	—
(vii)	Senior Secured Second Priority Debentures, due 2014	9.65%	—	300,000
(viii)	Senior Second Priority Debentures, due 2032	8.75%	266,760	258,480
(ix)	Senior Subordinated Debentures, due 2015	11%	151,620	146,914
(x)	Obligations under capital lease	Various	660	1,364

			$2,658,377	$2,474,215
Current portion of long-term debt			(389,507)	(682)

			2,268,869	2,473,533
Effect of cross-currency interest rate exchange agreements			—	197,637

			$2,268,869	$2,671,170

Issued:

On March 11, 2004, the Company completed a private placement in an aggregate principal amount of US$350.0 million 5.5% Senior Secured Second Priority Notes, due 2014.

Redeemed:

On February 23, 2004, the Company redeemed $300.0 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount which, together with the write-off of deferred financing costs, resulted in a loss on the repayment of $18.0 million.

As indicated in Note 1(b) the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements as effective hedges for accounting purposes. Accordingly effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet and as such that effect of the cross-currency interest rate exchange agreement is no longer recorded as a component of long-term debt. At June 30, 2004, the fair value of derivative instruments is a liability of $225.9 million and is disclosed as a separate component of the balance sheet.

3.	Shareholder’s Equity:

	June 30,	December 31,
(in thousands of dollars)	2004	2003
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemeable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemeable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemeable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemeable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemeable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemeable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	2,186,808	2,222,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643

	2,578,466	2,614,466
Contributed surplus	16,672	9,987
Deficit	(2,029,376)	(1,953,743)

Shareholder’s Equity	$565,762	$670,710

i) During the quarter, the Company distributed $18.0 million to RCI as a reduction in the stated capital of the Class B Common shares. As a result of the distribution, the stated value of the Class B Common shares was reduced by $18.0 million.

ii)	Stock based compensation

a)	On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.9 million for stock options granted to employees on or after January 1, 2002 (Note 1(c)).

During the three and six months ended June 30, 2004, the Company recorded compensation expense of approximately $2.2 million and $3.7 million, respectively, related to stock options granted to employees. As a result of the opening adjustment and expense for the period, $6.6 million has been recorded in contributed surplus.

b)	In the six months ended June 30, 2003, based on stock options issued subsequent to January 1, 2002, the stock-based compensation expense for this period would have been $1.0 million and pro forma loss for the six months ended June 30, 2003 would have been $31.6 million or $0.16 per share.

c)	The weighted average estimated fair value at the date of the grant for RCI options granted for the six months ended June 30, 2004 was $11.90 per share (2003 - $10.33). The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Risk-free interest rate	4.38%	4.23%	4.38%	4.21%
Dividend yield	0.40%	—	0.40%	—
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	45.24%	50.10%	45.24%	49.75%
Weighted average expected life of the options	6.1 years	6.6 years	6.1 years	6.6 years

4.	Loss per share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars, except per share amounts)	2004	2003	2004	2003
Numerator:
Loss for the period	$(34,096)	$(18,130)	$(72,694)	$(30,618)
Less dividends on preferred shares	—	(1,548)	—	(2,984)

	$(34,096)	$(19,678)	$(72,694)	$(33,602)

Denominator:
Weighted average shares outstanding- basic and diluted	218,166	218,166	218,166	218,166
Loss per share for the period - basic and diluted	$(0.16)	$(0.09)	$(0.33)	$(0.15)

5.	Pensions:

For the three and six months ended June 30, 2004, the Company has recorded pension expense in the amount of $2.0 million and $3.0 million (2003 $1.0 million and $2.0 million), respectively. In addition, the Company recorded expense of $0.1 million and $0.1 million, respectively related to supplemental executive retirement plans which are unfunded. .

6.	Employee Share Accumulation and Restricted Share Unit Plans:

(a)	Employee Share Accumulation Plan

Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings and through payroll deductions. The designated administrator of the plan then purchases Class B Non-Voting shares of RCI in the open market on behalf of the employee.

At the end of each quarter the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of RCI on behalf of the employee, as outlined above.

The Company records its contribution as compensation expense which amounted to $0.1 million for the three and six months ended June 30, 2004.

b)	Restricted Share Unit Plan

Effective March 10, 2004, RCI created the 2004 Restricted Share Unit Plan which enables employees, officers and directors of RCI and Participating Companies to participate in the growth and development of RCI by providing such persons with the opportunity, through Restricted Share Units, to acquire a proprietary interest in RCI. Under the term of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants Restricted Share Units in cash or by issuing one Class B Share for each Restricted Share Unit. RCI has reserved 2,344,591 Class B Shares for issuance under this plan.

As at June 30, 2004, 50,916 Restricted Share Units were outstanding related to Units issued on April 20, 2004 to an employer of the Company. These Restricted Share Units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the Class B Shares. Compensation expense for the three and six months ended June 30, 2004 related to these Restricted Units was $0.1 million.

7.	Consolidated Statements of Cash Flows:

The change in non-cash working capital items are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
Cash provided by (used in):
Decrease (increase) in accounts receivable	$(5,171)	$3,348	$3,897	$7,781
Increase (decrease) in accounts payable, accrued liabilities and unearned revenue	16,403	9,252	12,638	(14,792)
Decrease (increase) in other assets	(6,563)	3,291	(8,500)	(1,032)
Decrease (increase) in amounts due to parent and affiliated companies, net	3,478	(4,218)	(2,899)	(18,814)

	$8,147	$11,673	$5,136	$(26,857)

A reconciliation of PP&E additions to PP&E expenditures is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
Additions to PP&E (Accrual basis)	$(126,511)	$(114,774)	$(218,086)	$(213,044)
Cash impact of PP&E related to change in accounts payable	(1,889)	(6,120)	(28,637)	(26,839)

PP&E expenditures	$(128,400)	$(120,894)	$(246,723)	$(239,883)

Supplemental cash flow information:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
Interest paid	$54,406	$46,969	$108,438	$100,221
Income taxes paid	1,772	1,706	2,615	4,085

8.	Related Party Transactions:

The amounts due from (to) Rogers Communications Inc. (“RCI”) and its subsidiaries is comprised of the following:

	June 30,	December 31,
(in thousands of dollars)	2004	2003
RCI	$(6,423)	$(9,758)
Rogers Wireless Communications Inc.	(128)	138
Rogers Media Inc.	(1,333)	(1,162)

	$(7,884)	$(10,782)

The above amounts reflect intercompany charges for capital and operating expenditures that are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2004	2003	2004	2003
RCI:
Management fees	$9,497	$8,589	$18,958	$17,149
Interest on notes payable	—	734	—	2,851
Interest related to capital leases	7	62	14	124
Cost of shared operating expenses	19,579	18,655	39,711	38,353
Additions to PP&E	3,252	1,693	5,363	2,915

	32,335	29,733	64,046	61,392
Rogers Cable Investments Limited:
Dividends earned	—	(1,548)	—	(2,984)
Dividends paid	—	1,548	—	2,984

	—	—	—	—
RWCI:
Wireless services	769	491	1,642	887
Wireless products and services for resale	5,218	3,060	7,014	5,527
Transmission facilities	(110)	(110)	(220)	(220)
Rent expense	1,013	929	2,024	1,831
Consolidated billing services	588	348	1,164	634
Subscriber activation commissions and customer service	(3,705)	(1,916)	(8,501)	(4,357)

	3,773	2,802	3,123	4,302
Media:
Access fees	(1,574)	(1,417)	(3,030)	(2,833)
Advertising and production costs	532	1,180	980	1,275
Sales commissions	283	168	565	442
Programming fees	5,201	4,668	10,389	9,199

	4,442	4,599	8,904	8,083
Other:
Programming fees paid to related broadcasters	4,006	3,969	9,133	8,164

	4,006	3,969	9,133	8,164

	$44,556	$41,103	$85,206	$81,941

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three and six months ended June 30, 2004 the total amounts paid by us to these related parties for commissions paid on premiums for insurance aggregated $0.3 million and $0.3 million (2003 — $0.1 million and $0.2 million respectively).

9.	Segmented Information:

For the Three Months Ended June 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$398,663	$76,940	$(757)	$474,846
Cost of video store sales	—	36,901	—	36,901
Sales and marketing expenses	28,423	29,909	—	58,332
Operating, general and administrative expenses	202,963	4,113	(757)	206,319

Operating income before the undernoted:	$167,277	$6,017	$—	$173,294

Management fees				9,497
Depreciation and amortization				117,465

Operating income				46,332
Interest:
Long-term debt				(60,676)
Intercompany				(7)
Writedown of investment				(494)
Foreign exchange loss				(39,606)
Change in the fair value of derivative instruments				21,483
Investment and other income (expense)				644
Income tax expense				(1,772)

Loss for the period				$(34,096)

Property, plant and equipment expenditures				$128,400

For the Three Months Ended June 30, 2003	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$370,143	$65,122	$(879)	$434,386
Cost of video store sales	—	29,494	—	29,494
Sales and marketing expenses	20,656	28,030	—	48,686
Operating, general and administrative expenses	191,766	3,441	(879)	194,328

Operating income before the undernoted:	$157,721	$4,157	$—	161,878

Management fees				8,589
Depreciation and amortization				121,164

Operating income				32,125
Interest:
Long-term debt				(59,512)
Intercompany				(734)
Intercompany dividends				1,548
Loss on repayment of long-term debt				(5,945)
Foreign exchange gain				16,345
Investment and other income (expense)				(251)
Income tax expense				(1,706)

Loss for the period				$(18,130)

Property, plant and equipment expenditures				$120,894

For the Six Months ended June 30, 2004	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$798,553	$150,827	$(1,460)	$947,920
Cost of video store sales	—	69,878	—	69,878
Sales and marketing expenses	56,021	61,599	—	117,620
Operating, general and administrative expenses	409,048	8,355	(1,460)	415,943

Operating income before the undernoted:	$333,484	$10,995	$—	$344,479

Management fees				18,958
Depreciation and amortization				236,167

Operating income				89,354
Interest:
Long-term debt				(120,933)
Intercompany				(14)
Loss on repayment of long-term debt				(18,013)
Writedown of investment				(494)
Foreign exchange loss				(59,230)
Change in the fair value of derivative instruments				39,832
Investment and other income (expense)				(381)
Income tax expense				(2,815)

Loss for the period				$(72,694)

Property, plant and equipment expenditures				$246,723

For the Six Months ended June 30, 2003	Cable	Video stores	Corporate items	Consolidated
(in thousands of dollars)	services	operations	and eliminations	totals
Operating revenue	$734,366	$134,692	$(1,674)	$867,384
Cost of video store sales	—	62,671	—	62,671
Sales and marketing expenses	40,490	57,010	—	97,500
Operating, general and administrative expenses	382,812	6,909	(1,674)	388,047

Operating income before the undernoted:	$311,064	$8,102	$—	319,166

Management fees				17,149
Depreciation and amortization				240,510

Operating income				61,507
Interest:
Long-term debt				(115,931)
Intercompany				(2,851)
Intercompany dividends				2,984
Loss on repayment of long-term debt				(5,945)
Foreign exchange gain				33,336
Investment and other income				367
Income tax expense				(4,085)

Loss for the period				$(30,618)

Property, plant and equipment expenditures				$239,883